SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

First Quarter 2009 Results

Earnings Release and Supplemental Financial Information

DEVELOPMENT
nº970
COMPLETED

Beach Park Living - Fortaleza - CE

DEVELOPMENT
nº971
COMPLETED

Reserva Campo Belo - São Paulo - SP

DEVELOPMENT
nº972
COMPLETED

Mirábilis - São Paulo - SP

DEVELOPMENT
nº973
COMPLETED

Belle Vue - Porto Alegre - RS

GFA LISTED NYSE

GFSA3 NOVO MERCADO BOVESPA BRASIL

Ibovespa

Gafisa

Uma história de grandes ideias para viver bem

IBrX50

Gafisa Reports First Quarter 2009 Results
--- EBITDA Increase of 69% to R$108.3 million on Revenue Increase of 59% to R$542 million ---
--- Sales Increase 11% to R$558 million, from R$502 million in 1Q08 ---
--- 2009 Guidance: Consolidated Sales R$2.7 billion to 3.2 billion, EBITDA Margin 16% to 17%---

FOR IMMEDIATE RELEASE – São Paulo, May 14, 2009 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results the first quarter ended March 31, 2009. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments. The first quarter of 2008 has been adjusted in accordance with Law 11638, new Brazilian GAAP, for comparison purposes to the first quarter of 2009.

Commenting on first quarter performance, Wilson Amaral, chief executive officer of Gafisa, S.A. said, “I am pleased that our operating results remained strong for the first quarter of 2009. With the environment still in flux throughout much of the period, we took a conservative approach to launches and kept our development schedule in-line with market demand and internally generated cash flow. On the other hand we were able to successfully ramp-up our sales efforts to generate over R$558 million in sales, resulting in a significant reduction of inventory.”

Amaral added,” With the announcement at the end of March of the government housing package, and the landmark R$600 million debenture from Caixa Econômica Federal, our subsidiary Tenda is now in an excellent position to aggressively execute its expanded business plan for development projects in the lower income sector. We have a strong management team in place and, as a group, we have the expertise and execution capacity to meet what we believe will be significantly accelerated demand in the near future. At Gafisa and Alphaville, we will continue to dedicate resources to selected launches as well as marketing and sales efforts.”

Operating & Financial Highlights
IR Contact
  Consolidated launches totaled R$160 million for the quarter, a decrease of 72% as compared to the first quarter of 2008.
   Pre-sales from current launches and inventory reached R$558 million for the quarter, an 11% increase over 1Q08.
   Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 59% to R$541.9 million from R$340.9 million in 1Q08.
   1Q09 EBITDA reached R$108.2 million (20.0% EBITDA margin), a 69% increase compared to EBITDA of R$64.1 million (18.8% EBITDA margin) reached in 1Q08.
   Net Income before minorities and stock options was R$57.1 million for the quarter (10.5% net margin) an increase of 21% compared with R$47.2 million in 1Q08. Net income was R$36.7 million (6.8% margin) and EPS of R$0.28 compared to R$39.8 million (11.7% margin) and EPS of R$0.31.
   The Backlog of Results to be recognized under the PoC method reached R$1.0 billion, a 67% increase over 1Q08. The Backlog Margin to be recognized reached 33.3%.
   Gafisa’s land bank totaled R$17.1 billion at 1Q09, representing a 53% increase over 1Q08 and a 4% decrease over the previous quarter.
   Gafisa’s consolidated cash position exceeded R$1 billion at the beginning of May including the proceeds from the securitization of Gafisa´s receivables in the first quarter and the closing of Tenda’s debenture in May.
Note: Starting in 4Q08, we consolidate Tenda.

Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

1Q09 Earnings Results
Conference Call
Friday, May 15,2009
> In English
11AM EST
12AM Brasilia Time
Phones:
+1 800 860-2442 (US)
+1 412 858-4600 (other countries)
Code: Gafisa
> In Portuguese
2PM EST
3PM Brasilia Time
Phone: +55 (11) 2188-0188
Code: Gafisa

CEO Commentary and Corporate Highlights for 1Q 2009

As the outlook for the housing industry in Brazil begins to brighten, I am pleased to report that Gafisa remains in a very strong position overall in the homebuilding market. Only two months ago, there remained uncertainty with respect to the full extent and the timing of the government’s commitment to introducing incentives to stimulate development and demand within our industry. Today, we have a housing finance and incentive plan in place, Minha Casa, Minha Vida, which is already showing signs of early success. Tenda’s rate of sales is picking up daily and we were able to close on a landmark debenture in record time to support the development of over 80 projects this year. Our diversified range of products, national presence, and well-respected brands in each segment make us a leader in the sector. We are well-positioned to meet the considerable demand for housing across all segments in Brazil and in particular, expect to focus in the near term on supporting Tenda in its plan to take full advantage of the substantial opportunity in the lower income segment.

Gafisa continued to take a conservative approach to launches, focusing on cash generation and preservation during a period of still-uncertain trends of macroeconomic growth. The Company’s special attention to harvesting cash from previous year’s launches achieved solid results, with sales from previous year’s launches reaching 93% of the quarter’s sales. While new launches were not a high priority due to low visibility as to future demand toward the end of 2009, Gafisa did enjoy successful launches in the states of São Paulo, Rio de Janeiro, and Pernambuco.

In March, Gafisa raised R$70 million through a sale of receivables of completed units, and the Company has an additional R$200 million worth of receivables available for sale in the future, should management choose that option. We continue to enjoy strong relationships with banks that have been developed over many years. Today we need to change a covenant established on financing from 2006, when our equity was R$807 million - we are a much larger company now, with over R$1.6 billion in equity and more than R$2.0 billion in equity including minority interests. We are confident that this will be a successful exercise.

Speaking of financing transactions, we are also honored that Tenda was chosen as the first recipient of an innovative financing instrument during the first quarter, a ground-breaking R$600 million debenture. The only national company with a track record of exclusive dedication to the low-income segment, its growth promises to be accelerated also by the over R$30 billion government housing package targeting the affordable/entry-level segment that was implemented in April.

As we look at the remainder of 2009, Gafisa will continue to develop its well respected brands in new and existing markets, leverage complimentary sales channels to maximize sales of portfolio products, and take advantage of the increased availability of working capital financing, particularly as it applies to the construction of affordable housing. We believe that these efforts will allow us to best serve Brazilian homebuyers and extend our record of growth.

Wilson Amaral
CEO – Gafisa S.A.

Recent Developments

Government plan announced and already showing results: “Minha Casa, Minha Vida”, the Government Housing Program, was announced in late March. The Program comprises investments of more than R$ 30 billion, which will be directed to foster the construction of one million houses for families with monthly income from one to ten minimum wages. Tenda is well positioned to benefit from this Program with over two thirds of its current business concentrated in the targeted segment as well as meet potential demand with a current landbank in excess of 60,000 units. The Company already saw accelerated sales beginning in the second half of April at its Tenda subsidiary.

The main measures of this Program include: longer mortgage terms; lower interest rates; higher percentage of financed LTV; higher subsidies, provided on a inverse proportion to the income level; lower costs related to insurance and origination; and creation of a Guarantee Fund to allow for a bridge of mortgage payments in case of unemployment.

Tenda completed a R$600 million debenture with Caixa Econômica Federal: receipt of the net proceeds took place in May and will serve to finance 81 existing projects, accelerating the Company’s delivery cycle and freeing-up working capital The 5 year debenture is priced at TR+8%, is revolving in nature and provides a 3 year initial grace period. Guarantees include land, construction already performed and client receivables from the financed projects. Gafisa’s pro-forma consolidated cash balance including proceeds from this debenture is over R$1 billion.

The ceiling for units to be eligible for subsidized SFH loans was raised from R$350K to R$500K. In addition, the government has allowed employees to withdraw their FGTS (unemployment severance fund) funds to buy apartments up to R$500K. Those measures benefit Gafisa directly.

Gafisa sold receivables of completed units: Gafisa structured its first securitization of receivables of completed units with immediate net cash proceeds of R$70 million. The Company has approximately R$ 200 million additional receivables that may be available for sale.

2006 debenture covenant negotiation underway: a 2006 debenture covenant established that we could not have net debt over R$1 billion. We are negotiating this covenant with bondholders as we are a much larger company now, and this absolute covenant does not correspond to the current size of our company, specially when compared to our consolidated equity position.

Gafisa agreed to transfer Cotia development to Tenda: In the beginning of May, Gafisa and Tenda agreed to transfer the Cotia project, which was originally part of the Bairro Novo joint venture with Odebrecht to Tenda at book value of R$42.5 million. The transaction is subject to due diligence expected to last 30 days. The 5-phase project comprises 2,338 units with R$ 191 million PSV. The first phase of 574 units has already been delivered. Tenda expects to achieve further economies of scale through the integration of this type of development into its portfolio.

Operating and Financial Highlights (R$000)	1Q09	1Q08	Change	4Q08
Project Launches (% Gafisa)	160,243	577,888	-72%	746,765
Project Launches (100%)	178,424	796,896	-78%	1,136,164
Project Launches (Units) (% Gafisa)	651	1,493	-56%	3,202
Project Launches (Units) (100%)	755	2,105	-64%	4,343
Pre-Sales (% Gafisa)	558,434	502,260	11%	584,509
Sales from current project launches (% Gafisa)	39,270	203,621	-81%	373,260
Sales from inventory (% Gafisa)	519,164	298,639	74%	211,249
Pre-Sales (100%)	668,421	716,111	-7%	923,490
Pre-Sales (Units) (% Gafisa)	4,175	2,040	105%	3,713
Pre-Sales (Units) (100%)	4,706	2,789	69%	5,058

Net Operating Revenues	541,887	340,860	59%	620,273
Gross Profits	154,639	110,137	40%	148,600
Gross Margin	28.5%	32.3%	-377 bp	24.0%
EBITDA	108,281	64,125	68.8%	-
EBITDA Margin	20.0%	18.8%	117 bp	-
Net Income before Minorities and Stock Options	57,055	47,213	21%	-
Net Margin before Minorities and Stock Options	10.5%	13.9%	-332 bp	-
Net Income	36,733	39,847	-8%	(12,600)
Net Margin	6.8%	11.7%	-491 bp	-2.0%
Earnings per Share	0.2826	0.3078	-8%	(0.0969)
Average Number of Shares, basic	129,962,546	129,455,361	0%	129,962,546

Backlog of Revenues	3,011.3	1,725.9	74%	2,996.9
Backlog of Results (1)	1,003.1	602.2	67%	1,014.6
Backlog Margin (1)	33.3%	34.9%	-158 bp	33.9%

Net Debt and Obligation to Investors	1,361,909	368,582	269%	1,246,618
Cash	500,778	722,385	-31%	605,502
Shareholders’ Equity	1,655,342	1,539,111	8%	1,612,419
Shareholders’ Equity + Minority Shareholders	2,199,800	1,555,353	41%	2,083,822
Total Assets	5,725,838	3,666,961	56%	5,538,858
(Net Debt and Obligation) / (Equity + Minority)	61.9%	23.7%	3820 bp	59.8%
(1) Backlog of results net of 3.65% sales tax.

Launches

Gafisa continued to take a conservative approach to launches, focusing on cash generation and preservation during a period of still-uncertain trends of macroeconomic growth. Consolidated launches decreased 72% to R$160 million in 1Q09 compared to 1Q08. While new launches were not a high priority due to low visibility as to future demand, Gafisa did enjoy successful launches in the states of São Paulo, Rio de Janeiro, and Pernambuco. The Gafisa segment accounted for 86% of launches and Alphaville for the remainder.

The tables below detail new projects launched in the first quarters of 2009 and 2008:

Table 1 – Launches per Company
Company (% Gafisa)		1Q09	1Q08	1Q09 X 1Q08
Gafisa	PSV (R$ 000)	138,362	490,782	-72%
	Units	478	956	-50%
	R$/Unit	289	514	-44%
	R$/m2	3,426	3,334	3%
	Area (m2)	40,388	147,188	-73%

AlphaVille	PSV (R$ 000)	21,881	58,521	-63%
	Units	172	388	-56%
	R$/Unit	127	151	-16%
	R$/m2	276	320	-14%
	Area (m2)	79,253	182,748	-57%

Fit	PSV (R$ 000)	-	28,585	-
	Units	-	149	-
	R$/Unit	-	192	-
	R$/m2	-	2,575	-
	Area (m2)	-	11,099	-

Consolidated	PSV (R$ 000)	160,243	577,888	-72%

	Units	651	1,493	-56%

Table 2 – Launches per Region
Region (% Gafisa)		1Q09	1Q08	1Q09 X 1Q08
Gafisa	São Paulo	73,951	251,653	-71%
	Rio de Janeiro	24,208	108,231	-78%
	Other Regions	40,203	130,898	-69%
	Total Gafisa	138,362	490,782	-72%

AlphaVille	Other Regions	21,881	58,521	-63%
	Total AlphaVille	21,881	58,521	-63%

Fit	Other Regions	-	28,585	-
	Total Fit	-	28,585	-

Consolidated	São Paulo	73,951	251,653	-71%
	Rio de Janeiro	24,208	108,231	-78%
	Other Regions	62,085	218,004	-72%
	Total	160,243	577,888	-72%

Pre-Sales

In this quarter, pre-sales reached R$558 million compared to R$502 million in the first quarter of 2008, an 11% increase. Pre-sales reached 248% of new launches. The tables below set forth a detailed breakdown of our pre-sales for the first quarters of 2008 and 2009:

Table 3 – Sales per Company
Company (% Gafisa)		1Q09	1Q08	1Q09 X 1Q08
Gafisa	PSV (R$ 000)	270,132	365,212	-26%
	Units	801	841	-5%
	R$/Unit	337	434	-22%
	R$/m2	3,592	3,453	4%
	Area (m2)	79,941	107,950	-26%

AlphaVille	PSV (R$ 000)	35,379	56,951	-38%
	Units	216	310	-30%
	R$/Unit	164	184	-11%
	R$/m2	276	345	-20%
	Area (m2)	145,528	165,165	-12%

Fit	PSV (R$ 000)	-	80,097	-
	Units	-	889	-
	R$/Unit	-	90	-
	R$/m2	-	1,756	-
	Area (m2)	-	45,603	-

Tenda	PSV (R$ 000)	252,923	-	-
	Units	3,157	-	-
	PSV (R$ 000)	80	-	-

Consolidated	PSV (R$ 000)	558,434	502,260	11%
	Units	4,175	2,040	105%

Table 4 – Sales per Region
Region (% Gafisa)		1Q09	1Q08	1Q09 X 1Q08
Gafisa	São Paulo	146,512	141,072	4%
	Rio de Janeiro	43,833	75,107	-42%
	Other Regions	79,787	149,034	-46%

	Total Gafisa	270,132	365,212	-25%

AlphaVille	São Paulo	3,307	2,097	58%
	Rio de Janeiro	9,085	2,421	275%
	Other Regions	22,986	52,433	-56%

	Total AlphaVille	35,379	56,951	-38%

Fit	São Paulo	-	51,473	-
	Other Regions	-	28,624	-

	Total Fit	-	80,097	-

Tenda	São Paulo	83,323	-	-
	Rio de Janeiro	39,478	-	-
	Other Regions	130,121	-	-

	Total Tenda	252,923	-	-

Consolidated	São Paulo	233,143	194,642	20%
	Rio de Janeiro	92,397	77,528	19%
	Other Regions	232,894	230,091	1%

	Total Consolidated	558,434	502,260	11%

Sales Velocity

Sales velocity during the first quarter of 2009 was 16% for the consolidated company. Tenda showed the highest speed at 18% while Gafisa maintaind the same level as last quarter.

Sales velocity is calculated as follows:

1Q09 Pre-Sales

Inventory End 1Q09 + 1Q09 Pre-Sales

1Q09 Sales Velocity
	End of Period
R$ 000	Inventory	Sales	VSO
Gafisa	1,572	270	15%
AlphaVille	199	35	15%
Tenda	1,149	253	18%

Total	2,920	558	16%

Sales by Launch Year
		1Q09			1Q08
			Sales/			Sales/
R$ 000	Inventory	Pre-Sales	Inventory	Inventory	Pre-Sales	Inventory
Launched in 2009	81	39	33%	-	-	-
Launched in 2008	1,421	253	15%	346	207	37%
Launched in 2007	986	191	16%	884	233	21%
Launched up to 2006	432	75	15%	399	62	13%
TOTAL	2,920	558	16%	1,629	502	24%

Operations
Gafisa now has 188 projects under development in 18 different states. With a strong track record of managing multiple construction sites spread over a wide geographic area, Gafisa is uniquely positioned to deliver its projects on time and within budget.

Completed Projects
In 1Q09, Gafisa completed a total of 28 projects with 2,537 units, worth R$406.5 million. The Gafisa segment completed 6 projects, Alphaville, 1 project and Tenda, 21 projects. The tables below list our products completed during the last quarter:

Table 5 – Completed Projects
					Area m2	Units		PSV
	Development	Date	Launch	Location	% Gafisa	Gafisa	% Gafisa	Gafisa
Gafisa	Mirabilis Villagio Panamby	Jan 09	Mar 09	São Paulo - SP	23,355	100	100%	76,179
Gafisa	Paço das Águas RCB	Feb 09	May 09	São Paulo - SP	10,836	83	45%	37,022
Gafisa	Belle Vue	Mar 09	May 09	Porto Alegre - RS	3,411	18	80%	11,726
Gafisa	Peninsula Fit Bloco 1 e 2	Mar 09	Mar 09	Rio de Janeiro - RJ	11,845	93	100%	46,153
Gafisa	Espaço Jardins	Feb 09	May 09	Santo André - SP	28,926	235	100%	61,031
Gafisa	Parides Villagio Panamby	Mar 09	Nov 09	São Paulo - SP	13,093	50	100%	47,428

Gafisa	Total				91,467	578		279,540

AlphaVille	Alphaville Gravataí	Feb 09	Jun 09	Gravataí - RS	216,180	654	64%	31,627

Tenda	Total				-	1,305		95,333

CONSOLIDATED					-	2,537		406,500

Land Bank

The Company owns approximately R$ 17.1 billion in its land bank composed of 207 different sites in 21 states, equivalent to 108 thousand units. In accordance with our land bank diversification strategy, at the end of the quarter 43.1%% of the consolidated land bank was outside of the Rio de Janeiro and São Paulo states.

The table below show a detailed breakdown of our current land bank:

Table 6 –		PSV	% Swap	% Product	%	Area	Potential	Potential
		R$MM	Total	Swap	Financial	(1000 m2)	Units	Units
Land Bank per Region		(% Gafisa)			Swap	(% Gafisa)	(% Gafisa)	(100%)
Gafisa	SP	3,476	33%	31%	1%	1,050	7,949	8,217
	RJ	965	29%	24%	5%	296	2,048	2,262
	Other Regions	3,148	53%	47%	6%	1,516	8,804	11,818
	Total Gafisa	7,589	40%	36%	4%	2,862	18,800	22,298
AlphaVille	SP	1,069	99%	0%	99%	2,902	6,381	14,850
	RJ	230	97%	0%	97%	2,670	5,352	9,016
	Other Regions	1,880	96%	0%	96%	8,336	10,112	16,757
	Total AlphaVille	3,178	98%	0%	98%	13,907	21,845	40,623
Tenda	SP	2,113	22%	19%	3%	NA	22,212	23,557
	RJ	1,868	26%	26%	0%	NA	21,076	21,106
	Other Regions	2,344	16%	13%	4%	NA	24,290	25,453
	Total Tenda	6,324	20%	18%	3%	NA	67,578	70,116
TOTAL		17,091	76%	11%	65%	NA	108,223	133,036
Note: % Swap refers to the swap portion over total land costs.

1Q09 - Revenues

Net operating revenues for 1Q09 rose 59% to R$541.9 million from R$340.9 million in 1Q08.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 7 – Pre-sales x Recognized revenues (R$ 000)
		1Q09				1Q08
		% of		% of		% of		% of
	Pre-Sales	Sales	Revenues	Revenues	Pre-Sales	Sales	Revenues	Revenues
Launched in 2009	39,270	7.0%	-	0.0%	-	-	-	-
Launched in 2008	253,441	45.4%	137,716	25.4%	207,206	41.3%	30,759	9.0%
Launched in 2007	190,629	34.1%	235,609	43.5%	232,819	46.4%	81,802	24.0%
Launched up to 2006	75,094	13.4%	168,562	31.1%	62,236	12.4%	228,299	67.0%
TOTAL	558,434	100.0%	541,887	100.0%	502,260	100.0%	340,860	100.0%

1Q09 - Gross Profits

Gross profits for 1Q09 totaled R$154.6 million (R$110.1 million for 1Q08), an increase of 40%, reflecting continued growth. Gross margin for 1Q09 was 28.5%, 380 basis points lower than 1Q08, in part because of a 124% increase in capitalized interest expensed through cost of goods sold, from R$7.9 million in 1Q08 to R$17.7 million in 1Q09. Capitalized interest during the quarter decreased 5%.

Capitalized Interest Under Properties under Construction	1Q09	1Q08
Opening Balance	84,741	20,698
Capitalized Interest	24,236	25,424
Capitalized Interest allocated to COGS	(17,723)	(7,903)

Final Balance	91,254	38,219

1Q09 – Selling, General, and Administrative Expenses (SG&A)

SG&A ratios were impacted by the consolidation of Tenda – which shows a lower SG&A dilution to sales and revenues – and higher marketing efforts in Gafisa when compared with the last year.

Table 8 – SG&A expenses	1Q09	1Q08
Selling Expenses (R$ 000)	46,606	21,419
G&A Expenses (R$ 000)	55,918	36,085
SG&A Expenses (R $000)	102,524	57,504

Selling Expenses / Sales	8.3%	4.3%
G&A Expenses / Sales	10.0%	7.2%
SG&A / Sales	18.4%	11.4%

Selling Expenses / Revenues	8.6%	6.3%
G&A Expenses / Revenues	10.3%	10.6%
SG&A / Revenues	18.9%	16.9%

1Q09 – Other Operating Results

The incorporation of our subsidiary Fit into Tenda generated a gain of R$210.4 million, to be amortized over the construction of Fit developments at the time of the incorporation. In 1Q09, our results show a positive impact of R$29.9 million, net of provisions.

1Q09 - EBITDA

EBITDA for the first quarter totaled R$108.3 million, 69% higher than the R$64.1 million for 1Q08. As a percentage of net revenues, EBITDA increased from 18.8% in 1Q08 to 20.0% in 1Q09.

Table 9 – EBITDA Reconciliation
R$ 000	1Q09	1Q08	1Q09 x 1Q08
Net Income before Minorities and Taxes	64,801	56,465	14.8%
+ Net Financial Expenses	9,208	(14,011)	-
+ Interest Expenses allocated to COGS	17,723	7,903	124.3%
+ Depreciation and Amortization	7,982	9,441	-15.5%
+ Stock option plan (non-cash) expenses	8,567	4,327	98.0%

EBITDA	108,281	64,125	68.9%
EBITDA margin	20.0%	18.8%	120 bp

1Q09 - Depreciation and Amortization

Depreciation and amortization in 1Q09 amounted to R$8.0 million, compared to the R$9.4 million in 1Q08. We no longer amortize goodwill because a new accounting rule requires the assessment of such assets on a yearly basis only to determine a reserve for impairment.

1Q09 - Financial Results

Net financial expenses totaled R$9.2 million in 1Q09 compared to positive R$14.0 million in 1Q08, due to an increase in the company’s net debt position.

1Q09 - Taxes

Income taxes, social contribution and deferred taxes for 1Q09 amounted to R$16.3 million versus R$13.6 million in 1Q08, a growth in line with the company’s operations. The effective tax rate was 25% in 2009 and 24% in 2008.

1Q09 - Net Income Before Minorities and Non-Cash Stock Option Expenses

Net income before deduction of minority shareholders and stock option expenses in 1Q09 was R$57.1 million (10.5% of net revenues), compared to R$47.2 million in 1Q08, a growth of 20.8% .

1Q09 - Earnings per Share

Net income in 1Q09 was R$36.7 million, with earnings per share of R$0.28 in 1Q09 compared to R$39.8 million net income in 1Q08 or R$0.31 EPS in 1Q08.

Shares outstanding were 129.9 million in 1Q09 compared to 129.5 million in 1Q08.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1.0 billion in 1Q09, from R$602 million in 1Q08 and R$1.0 billion in 4Q08.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 10 – Revenues and Results to be Recognized (R$ million)
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Sales to be recognized—end of period	3,011.3	1,725.9	2,996.9	74.5%	0.5%
Sales tax - 3.65%	(109.9)	(63.0)	(109.4)	74.5%	0.5%
Net sales	2,901.4	1,662.9	2,887.5	74.5%	0.5%
Cost of units sold to be recognized - end of period	(1,898.3)	(1,060.7)	(1,872.9)	79.0%	1.4%
Backlog of results to be recognized	1,003.1	602.2	1,014.6	66.6%	-1.1%
Backlog margin - yet to be recognized	33.3%	34.9%	33.9%	-158 bps	-54 bps

Balance Sheet

Cash and Cash Equivalents

On March 31, 2009, cash and cash equivalents were equal to R$500.8 million, 17% lower than R$605.5 million on December 31, 2008, and 31% lower than 1Q08’s R$726.6 million.

If we included the proceeds from the R$600 million debenture completed by Tenda received in early May, our consolidated cash position would exceed R$1 billion.

Accounts Receivable

Accounts receivable decreased 1.7% to R$5.6 billion in March 2009, compared to R$5.7 billion in 4Q08, and increased 111.8% compared to R$2.6 billion in March 2008.

Table 11 – Real Estate Development Receivables (R$000)
Real estate development receivables:
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Current	1,392,606	566,122	1,254,594	146.0%	11.0%
Long-term	1,200,994	573,005	863,950	109.6%	39.0%

Total	2,593,600	1,139,127	2,118,544	127.7%	22.4%
Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP:
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Current	789,579	445,790	812,406	77.1%	-2.8%
Long-term	2,206,112	1,054,173	2,754,513	109.3%	-19.9%

Total	2,995,691	1,499,963	3,566,919	99.7%	-16.0%

Total Accounts Receivables	5,589,291	2,639,090	5,685,463	111.8%	-1.7%

Table 12 – Aging of Account Receivables Portfolio (R$000)
	Up to	Up to March	Up to March	Up to March	April 2013
Total	March 2010	2011	2012	2013	Onwards
5,589,291	2,182,185	1,869,924	863,771	363,156	310,255

Inventory (Properties for Sale)

Our inventory includes land, construction in progress, and finished units. Our inventory reached R$1.8 billion in 1Q09, a dencrease of 9% as compared to R$2.0 billion registered in 4Q08 due to sales higher than launches this quarter.

Table 13 – Inventory (R$ 000)
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Land	724,105	687,838	750,555	5.3%	-3.5%
Properties Under Construction	973,884	477,584	1,181,930	103.9%	-17.6%
Units Completed	150,237	74,807	96,491	100.8%	55.7%
CPC	13,221	(11,260)	4,941

Total	1,848,226	1,240,229	2,028,976	49.0%	-8.9%

Current	1,623,614	1,098,997	1,695,130
Long Term	224,612	141,232	333,846

Total	1,848,226	1,240,229	2,028,976

Table 14 – Inventory at Market Value per year (Gafisa %) (R$000)
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Launches from 2009	80,855	NA	NA	NA	NA
Launches from 2008	1,420,911	346,424	1,686,194	-16%	310%
Launches from 2007	986,018	883,605	1,200,336	-18%	12%
Prior to 2006	432,593	398,772	507,346	-15%	8%

PSV	2,920,377	1,628,801	3,393,876	-14%	108%

Launches from 2009	369	NA	NA	NA	NA
Launches from 2008	7,990	944	9,942	-20%	746%
Launches from 2007	7,970	4,400	10,175	-22%	81%
Prior to 2006	3,204	1,614	3,604	-11%	99%

Units	19,532	6,958	23,722	-18%	241%

Table 15 – Inventory at Market Value per Company (R$ Million)
	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08
Gafisa	1,572	1,258	1,777	24.9%	-11.5%
AlphaVille	199	205	215	-2.9%	-7.4%
Tenda	1,149	-	1,402	-	-18.0%
Fit	-	165	-	-	-

Total	2,920	1,629	3,394	79.3%	-14.0%

Table 16 – Inventory at Market Value per Company Breakdown (R$ Million)
		Up to 30%	30% to 70%	Over 70%
	Not Started	Completed	Completed	Completed	Completed	Total
Gafisa	169	942	312	50	100	1,572
AlphaVille	9	67	27	58	38	199
Tenda	325	568	99	122	34	1,149
Total	503	1,577	438	230	172	2,920

Liquidity

On March 31, 2009, Gafisa had a cash position of R$501 million and over R$200 million of receivables available for securitization if needed. On the same date, Gafisa’s debt and obligations to investors totaled R$1,888 million and net debt and obligation to investors was R$1,387 million. As of March 31, 2009, our net debt and obligation to investors to equity and minorities ratio was 61.9% compared to 59.8% in 4Q08.

Our cash burn rate was reduced from R$360 million in 4Q08 to R$115 million in 1Q09.

We have a total of R$3.4 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$1.9 billion in signed contracts and R$458 million in contracts in process, giving us additional availability of R$ 1.0 billion. We do not have exposure to foreign currency through financial instruments. We have R$200 million of debt raised by banks in foreign currency, which were swaped into CDI.

The following tables set forth information on our indebtedness as of March 31, 2009.

Table 17 – Debt breakdown (R$ 000)
			Proforma with
Type of Transaction	Rates	1Q09	debenture	4Q08	1Q08
			R$600MM
Debentures	CDI + 1.3% pa/ 107.2% of CDI	502,758	1,102,758	506,945	242,312
Construction Financing (SFH)	TR + 6.2%-11.4% p.a.	314,037	314,037	320,252	196,518
Downstream Merger Obligation	TR + 10% p.a	6,781	6,781	8,106	12,020
Working Capital	104%-112% of CDI	437,243	437,243	451,533	217,414
Working Capital - Alphaville	CDI + 0.66%-3.29% p.a.	143,588	143,588	140,581	122,703
Working Capital - Tenda	CDI + 3.5%-4.09% p.a.	54,964	54,964	62,815	-
Construction Financing (SFH) Tenda	TR + 8.3%-11% p.a.	103,315	103,315	61,888	-
Total Debt		1,562,686	2,162,686	1,552,120	790,967

Total Cash		500,778	1,100,778	605,502	722,385

Obligation to Investors		300,000	300,000	300,000	300,000

Net Debt and Obligation to Investors		1,361,909	1,361,909	1,246,618	368,582

(Net Debt and Obligation to Investors)/(Equity + Minorities)		61.9%	61.9%	59.8%	23.7%

Table 18 – Debt and Obligation to Investors Maturity (R$ 000)
	Total	Up to March	Up to March	Up to March	Up to March	April 2013
		2010	2011	2012	2013	Onwards
Debentures	502,758	108,758	96,000	48,000	125,000	125,000
Construction Financing (SFH)	314,037	164,846	96,204	52,987	-	-
Downstream Merger Obligation	6,781	6,239	542	-	-	-
Working Capital	437,243	237,243	100,000	100,000	-	-
Working Capital - Alphaville	143,588	16,374	32,348	36,793	36,121	21,952
Working Capital - Tenda	54,964	28,414	13,659	6,445	2,143	4,303
Construction Financing (SFH) - Tenda	103,315	36,429	48,675	11,142	7,069	-
Obligation to Investors	300,000	-	-	100,000	100,000	100,000
Total	1,862,686	598,301	387,428	355,367	270,333	251,255

Table 19 – Gafisa’s corporate ratings
Rating Agency		Rating	Outlook	Updated
Moody’s	International	Ba2	Negative	February 20, 2009
Moody’s	Local	A1.br	Stable	February 20, 2009
Fitch Ratings	Local	A- (bra)	Negative	January 21, 2009
Standard & Poor’s	Local	Br A-	Negative	March 19,2009

These ratings were revised prior to the additional cash infusion as a result of the securitization of receivables and the receipt of R$ 600 million by Tenda.

Debentures

Our 2006 debenture established that we could not have net debt over R$1 billion. We are negotiating this covenant with bondholders as we are a much larger company now, and this absolute covenant does not correspond to the current size and equity position of our company. Our other covenants were not impacted by the growth of the company, since they are based on relative measures.

2006 Debenture Covenant	Position as of
March 31, 2009
(Total Debt – SFH financing – Cash) / Equity 0.75x	0.41x
(Total Receivables + Inventory of Completed Units) / Total Debt 2.0x	3.6x
Total Debt – Cash < R$ 1 billion	R$1.06 billion

Financial Statements	June 30, 2006	March 31, 2009
Cash	422.8	500.8
Equity + Minorities	807.6	2,199.8
Total Assets	1,406.6	5,725.8
Equity / R$1 billion covenant	0.8x	2.2x

This covenant is under negotiation with debenture holders and does not breach any other financial obligation of the company. The dates for assessment of this covenant are June and December of each year.

Outlook

Based on current market outlook, Gafisa’s consolidated sales for the full year 2009 is expected to be between R$2.7 and R$3.2 billion. Gafisa is expected to account for between R$1.0 - 1.2 billion, Tenda for R$1.4 - R$1.6 billion and Alphaville from R$0.3 – R$0.4 billion. Consolidated EBITDA margin is expected to be in the range of 16% - 17%, while EBITDA margin for Tenda is expected to be between 14% - 16%. We will continue to launch new developments in accordance with demand and our cash position. Given recent announcements that are expected to impact the rate of demand for housing as well as builders ability to access financing, we are monitoring the scenario closely and may update these numbers during the year.

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) – segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) – segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) – segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MID (Mid-Low) – segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) – residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

COM (Commercial buildings) – Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa
We are one of Brazil’s leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 970 developments and constructed over 10 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9242
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets forth projects launched during the first quarter of 2009:

Development	Month	Segment	Location	Area m² % Gafisa	Units % Gafisa	Gafisa Stake	PSV % Gafisa R$ 000	% Sold Mar 09	% Sold Apr 09

Verdemar Fase 2	January	HIG	Guarujá - SP	12,593	77	100%	50,931	28%	31%
Brink Fase 2	March	MID	São Paulo - SP	8,576	95	100%	23,019	41%	52%
Centro Empresarial Madureira	March	HIG	Rio de Janeiro - RJ	5,836	195	100%	24,208	12%	36%
Stake Aquisition Horizonte	March	MHI	Belém - PA	1,501	6	80%	4,235	100%	100%
Stake Aquisition Paradiso	March	MID	Belém - PA	2,321	22	95%	6,325	99%	100%
Stake Aquisition Carpe Diem Belém	March	MHI	Belém - PA	1,395	9	80%	4,637	55%	55%
Stake Aquisition Reserva do Bosque Fase 1	March	MHI	Porto Velho - RO	3,321	27	80%	9,794	99%	99%
Stake Aquisition Reserva do Bosque Fase 2	March	MHI	Porto Velho - RO	3,360	28	80%	10,358	55%	66%
Stake Aquisition Mistral	March	MHI	Belém - PA	1,485	20	80%	4,855	53%	77%

1T09 Total Gafisa				40,388	478	94%	138,362	42%	51%

Alphaville Caruaru	March	LOT	Caruaru - PE	79,253	172	70%	21,881	59%	91%

1T09 AlphaVille				79,253	172	70%	21,881	59%	91%

1T09 TOTAL				119,641	651	90%	160,243	44%	57%

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the quarter ended on March, 31 2009.

Development	Launch	Total	Completion		% Sold Acc.		Revenues	Recognized	Gafisa
	Date	Area	1Q09	1Q08	1Q09	1Q08	1Q09	1Q08	Stake
ENSEADA DAS ORQU¥DEAS	Jun-07	42,071	41%	22%	83%	51%	12,013	5,912	80%
LONDON GREEN	Jun-07	15,009	60%	35%	70%	44%	10,833	3,648	100%
ISLA RESIDENCE CLUBE	Mar-07	31,423	68%	26%	89%	82%	10,490	5,578	100%
MONT BLANC	Jul-08	24,383	34%	0%	28%	0%	10,296	-	80%
PARC PARADISO	Aug-07	21,592	33%	12%	98%	84%	8,437	1,382	90%
COLLORI	Nov-06	19,731	71%	45%	97%	86%	8,326	1,578	50%
ESPAÇO JARDINS	May-06	28,926	100%	58%	100%	100%	7,758	7,085	100%
OLIMPIC CHAC. SANTO ANTONIO	Aug-06	24,988	92%	48%	100%	98%	7,720	5,100	100%
Chácara Santana	Nov-08	15,259	18%	0%	72%	0%	7,624	-	50%
QUINTAS DO PONTAL	Sep-08	21,915	46%	0%	22%	0%	7,582	-	100%
TERRAÇAS ALTO DA LAPA	Mar-08	23,248	48%	0%	78%	21%	7,157	-	100%
VP AGRIAS	Nov-06	21,390	93%	51%	100%	89%	6,685	7,476	100%
MAGIC	Oct-07	31,487	49%	0%	50%	25%	6,603	0	100%
VISION	Dec-07	19,712	51%	0%	80%	51%	6,178	1	100%
ESPACIO LAGUNA - FASE 1	Aug-06	16,364	93%	59%	82%	72%	6,152	5,432	100%
PQ BARUERI COND - FASE 1	May-08	58,437	19%	0%	56%	0%	5,941	-	100%
CSF PARADISO	Nov-06	16,286	86%	33%	99%	79%	5,721	2,982	100%
SUPREMO	Aug-07	34,864	46%	41%	90%	69%	5,489	6,506	100%
CSF ACACIA	Jun-07	23,461	70%	11%	98%	89%	4,865	1,847	100%
TERRAÇAS TATUAPE	Jun-08	14,386	26%	0%	42%	0%	4,662	-	100%
ACQUA RESIDENCIAL	Dec-07	7,136	54%	16%	42%	7%	4,104	112	100%
ARENA	Dec-05	29,256	100%	92%	100%	100%	4,006	4,049	100%
ALEGRIA FASE 1	Sep-08	29,199	10%	0%	59%	0%	3,953	-	100%
VIVANCE RES. SERVICE	Nov-06	14,717	63%	21%	87%	76%	3,812	988	100%
RCB PAÇO DAS ÁGUAS	May-06	10,836	100%	73%	100%	93%	3,777	4,388	45%
FOREST VILLE	Sep-06	7,778	65%	18%	99%	99%	3,556	2,730	50%
FELICITA	Dec-06	11,323	87%	35%	98%	80%	3,412	1,699	100%
SUNSPECIAL RESIDENCE SERVICE	Mar-05	21,189	100%	99%	100%	98%	3,389	8,925	100%
CSF PR¥MULA	Jun-07	13,897	69%	16%	91%	77%	3,356	1,223	100%
BRINK	Nov-08	17,280	10%	0%	73%	0%	3,128	-	100%
VP - MIRABILIS	Mar-06	23,355	99%	77%	100%	94%	3,100	6,687	100%
NOVA PETROPOLIS SBC - 1ª FASE	Mar-08	36,789	35%	0%	40%	0%	3,062	-	100%
VILLE DU SOLEIL	Oct-06	8,920	99%	79%	82%	50%	3,039	3,757	100%
EVIDENCE	Apr-07	11,743	35%	19%	64%	44%	3,036	165	50%
SKY e INFINITY RESIDENCE SERVICE	Jun-06	9,257	100%	85%	91%	82%	2,910	4,390	50%
SOLARES DA VILA MARIA	Dec-07	13,376	37%	16%	100%	93%	2,890	5,327	100%
VERDEMAR - FASE 1	Mar-08	13,084	41%	0%	56%	0%	2,860	-	100%
RUA DAS LARANJEIRAS 29	Apr-08	11,740	52%	0%	99%	0%	2,560	-	100%
SECRET GARDEN	May-07	15,344	47%	18%	69%	61%	2,495	567	100%
CELEBRARE RESIDENCIAL	Mar-07	14,679	44%	19%	78%	74%	2,463	591	100%
RESERVA DO LAGO - FASE I	Feb-07	8,400	65%	9%	81%	74%	2,397	142	50%
BEACH PARK LIVING	Jun-06	11,931	99%	60%	88%	77%	2,282	5,911	80%
CSF DALIA	Jun-07	9,000	61%	13%	96%	76%	2,122	849	100%
OLIMPIC BOSQUE DA SAÚDE	Oct-07	19,150	54%	27%	84%	73%	2,073	2,133	100%
ACQUARELLE	Apr-07	15,081	29%	2%	71%	43%	1,970	84	85%
CSF SANTTORINO	Aug-06	14,979	92%	42%	100%	100%	1,956	3,471	100%
PEN¥NSULA FIT	Mar-06	11,845	100%	77%	79%	69%	1,895	10,975	100%
VP PARIDES	Nov-06	13,093	100%	70%	100%	100%	1,752	3,469	100%
ECOLIVE	Aug-08	12,255	8%	0%	57%	0%	1,742	-	100%
QUINTA IMPERIAL	Jul-06	8,422	97%	49%	78%	76%	1,664	2,434	100%
MISTRAL	Jun-08	10,394	7%	0%	61%	0%	1,510	-	70%
MANHATTAN OFFICE WALL STREET	Jun-08	12,902	16%	0%	47%	0%	1,457	-	50%
GARDEN VILLE	Sep-06	5,999	73%	21%	99%	100%	1,390	3,245	50%
OLIMPIC CONDOMINIUM RESORT	Oct-05	21,851	100%	99%	100%	100%	1,290	4,945	100%
BLUE LAND SPE 36	Jun-06	9,169	100%	91%	67%	46%	1,270	2,048	100%
TERRAS DE SÃO FRANCISCO	Nov-04	114,160	100%	100%	100%	97%	1,247	2	100%
VP JAZZ DUET	Sep-05	13,400	100%	99%	100%	98%	1,233	2,891	100%
PRIVILEGE RESIDENCIAL SPE	Sep-07	12,938	32%	15%	84%	65%	1,163	1,577	80%
ICARA¥ CORPORATE	Dec-06	5,683	73%	45%	94%	90%	1,082	1,787	100%
ORBIT	Aug-07	11,332	47%	7%	35%	18%	1,061	408	100%
Bairro Novo							2,961	4,047
Others							53,810	120,107
Total Gafisa							304,767	270,650

Development	Launch	Total	Completion		% Sold Acc.		Revenues	Recognized	Gafisa
	Date	Area	1Q09	1Q08	1Q09	1Q08	1Q09	1Q08	Stake
Alphaville Jacuhy	Dec-07	307.598	33%	7%	95%	92%	1.071	6.348	65%
Alphaville Recife	Aug-06	176.041	98%	72%	96%	94%	2.999	8.287	65%
Alphaville Rio Costa do Sol	Sep-07	181.772	45%	10%	98%	83%	4.544	2.021	58%
Alphaville Campo Grande	Mar-07	150.029	96%	61%	83%	57%	714	4.072	67%
Alphaville Gravataí	Jun-06	138.355	99%	75%	78%	47%	1.258	4.362	64%
Alphaville Eusébio	Sep-05	160.656	100%	90%	88%	76%	928	3.375	65%
Alphaville Salvador II	Feb-06	193.135	100%	82%	96%	94%	551	8.929	55%
Alphaville Burle Marx	Mar-05	129.772	100%	95%	39%	34%	848	4.932	50%
Alphaville Londrina II	Dec-07	67.060	56%	8%	75%	28%	2.193	754	63%
Alphaville Cuiabá II	May-08	90.538	51%	0%	46%	0%	1.331	-	60%
Alphaville Araçagy	Aug-07	69.134	80%	45%	92%	84%	4.379	2.101	50%
Alphaville Natal	Feb-05	297.669	100%	100%	100%	100%	-	2.217	63%
Alphaville João Pessoa	Mar-08	61.782	43%	0%	100%	0%	2.818	-	100%
Alphaville Barra da Tijuca	Dec-08	60.638	55%	0%	71%	0%	4.530	-	35%
Others							2.269	9.063
CPC							(26)	(1.786)
Total AlphaVille							30.408	54.675

Total Tenda							206.712	15.535

Consolidated Total							541.887	340.860

Consolidated Income Statement

R$ 000	1Q09	1Q08	4Q08	1Q09 x 1Q08	1Q09 x 4Q08

Gross Operating Revenue
Real Estate Development and Sales	558,512	351,987	620,273	58.7%	-10.0%
Construction and Services Rendered	7,299	368	24,067	1883.4%	-69.7%
Deductions	(23,924)	(11,495)	(20,140)	108.1%	18.8%

Net Operating Revenue	541,887	340,860	624,200	59.0%	-13.2%

Operating Costs	(387,248)	(230,723)	(475,600)	67.8%	-18.6%

Gross profit	154,639	110,137	148,600	40.4%	4.1%

Operating Expenses
Selling Expenses	(46,606)	(21,419)	(63,613)	117.6%	-26.7%
General and Administrative Expenses	(55,918)	(36,085)	(76,380)	55.0%	-26.8%
Other Operating Revenues	29,877	(738)	24,993	-4148.4%	19.5%
Depreciation and Amortization	(7,982)	(9,441)	(32,349)	-15.5%	-75.3%

Operating Result	74,010	42,454	1,251	74.3%	5816.1%

Financial Income	35,527	18,594	30,073	91.1%	18.1%
Financial Expenses	(44,736)	(4,583)	(28,835)	876.1%	55.1%

Income Before Taxes on Income	64,801	56,465	2,489	14.8%	2503.6%

Deferred Taxes	(10,001)	(9,817)	18,984	1.9%	-
Income Tax and Social Contribution	(6,312)	(3,762)	(10,793)	67.8%	-41.5%

Income After Taxes on Income	48,488	42,886	10,680	13.1%	354.0%

Minority Shareholders	(11,755)	(3,039)	(23,280)	286.8%	-49.5%

Net Income	36,733	39,847	(12,600)	-7.8%	-

Net Income Per Share (R$)	0.2826	0.3078	-0.0969	-8.2%	-

Consolidated Balance Sheet

R$ 000	1Q09	1Q08	4Q08	1Q09 X 1Q08	1Q09 X 4Q08

ASSETS
Current Assets
Cash and banks	120,169	47,614	73,538	152.4%	63.4%
Financial investments	380,609	679,022	531,964	-43.9%	-28.5%
Receivables from clients	1,392,606	566,122	1,254,594	146.0%	11.0%
Properties under construction	1,623,614	1,098,997	1,695,130	47.7%	-4.2%
Other accounts receivable	137,787	133,204	182,775	3.4%	-24.6%
Deferred selling expenses	15,247	17,431	13,304	-12.5%	14.6%
Prepaid expenses	25,602	11,021	25,396	132.3%	0.8%

	3,695,634	2,553,411	3,776,701	44.7%	-2.1%
Long-term Assets
Receivables from clients	1,200,994	573,005	863,950	109.6%	39.0%
Properties under construction	224,612	141,232	333,846	59.0%	-32.7%
Deferred taxes	215,831	83,556	190,252	158.3%	13.4%
Other	141,246	52,212	90,398	170.5%	56.2%

	1,782,683	850,005	1,478,446	109.7%	20.6%
Permanent Assets
Investments	195,088	231,120	215,296	-15.6%	-9.4%
Property, plant and equipment	45,130	29,085	50,348	55.2%	-10.4%
Intangible assets	7,303	3,340	18,067	118.7%	-59.6%

	247,521	263,545	283,711	-6.1%	-12.8%

Total Assets	5,725,838	3,666,961	5,538,858	56.1%	3.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	467,788	89,960	447,503	420.0%	4.5%
Debentures	60,758	2,312	61,945	2527.9%	-1.9%
Obligations for purchase of land	204,018	197,909	161,563	3.1%	26.3%
Materials and service suppliers	108,058	115,794	112,900	-6.7%	-4.3%
Taxes and contributions	134,683	79,337	113,167	69.8%	19.0%
Taxes, payroll charges and profit sharing	60,226	36,292	29,692	65.9%	102.8%
Advances from clients	313,519	132,504	260,021	136.6%	20.6%
Provision for contingencies	8,385	1,086	9,124	672.1%	-8.1%
Dividends	26,106	26,981	26,106	-3.2%	0.0%
Other	138,464	132,530	97,931	4.5%	41.4%

	1,522,005	814,705	1,319,952	86.8%	15.3%

Long-term Liabilities
Loans and financings	592,140	765,730	600,673	-22.7%	-1.4%
Debentures	442,000	240,000	442,000	84.2%	0.0%
Obligations for purchase of land	193,301	147,686	231,199	30.9%	-16.4%
Deferred taxes	266,254	77,606	239,131	243.1%	11.3%
Provision for contingencies	43,634	17,863	44,406	144.3%	-1.7%
Other	332,661	18,612	389,759	1687.3%	-14.6%
Deferred income on acquisition	17,249	29,406	18,522	-41.3%	-6.9%
Unearned income from partial sale of investment	116,794	0	169,394	-	-31.1%

	2,004,033	1,296,903	2,135,084	54.5%	-6.1%

Minority Shareholders	544,458	16,242	471,403	3252.2%	15.5%

Shareholders' Equity
Capital	1,229,517	1,221,971	1,229,517	0.6%	0.0%
Treasury shares	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	188,315	163,805	182,125	15.0%	3.4%
Revenue reserves	218,827	131,538	218,827	66.4%	0.0%
Retained earnings	36,733	39,847	-	-7.8%	-

	1,655,342	1,539,111	1,612,419	7.6%	2.7%

Liabilities and Shareholders' Equity	5,725,838	3,666,961	5,538,858	56.1%	3.4%

Consolidated Statement of Cash Flows

	1Q09	1Q08

Net Income	36,733	39,847

Expenses (income) not affecting working capital
Depreciation and amortization	9,255	12,258
Negative goodwill amortization	(1,273)	(2,817)
Expense with stock option plan	8,567	4,327
Unearned income from partial sale of investment	(52,600)	-
Unrealized interest and charges, net	46,283	27,088
Deferred Taxes	10,001	9,817

Decrease (increase) in assets
Clients	(475,055)	(167,232)
Properties for sale	180,750	(217,949)
Other receivables	11,406	(40,691)
Deferred selling expenses	(1,943)	(13,511)
Prepaid expenses	(206)	(2,453)

Decrease (increase) in liabilities
Obligations for purchase of land	1,940	119,868
Obligations for purchase of real estate
Taxes and contributions	21,516	8,087
Tax, labor and other contingencies	(1,511)	(140)
Trade accounts payable	(4,642)	29,085
Advances from customers	55,036	(5,169)
Payroll, charges and provision for bonuses payable	30,535	(2,221)
Other accounts payable	(787)	4,951
Credit assignments payable	(17,912)	46,094
Deferred taxes
Income (expenses) from sales to appropriate
Minority Interest	73,054	3,090

Cash used in operating activities	(70,853)	(147,671)

Investing activities

Purchase of property and equipment and deferred charges	1,870	(4,359)
Capital contribution to subsidiary companies

Acquisition of investments		(12,061)
Cash used in investing activities	1,870	(16,420)

Financing activities

Capital increase	-	125
Contributions from venture partners	-	300,000
Increase in loans and financing	51,631	97,159
Repayment of loans and financing	(87,349)	(23,969)
Assignment of credit receivables, net	(23)	(8)
2007 dividends

Net cash provided by financing activities	(35,741)	373,307

Net increase (decrease) in cash and banks	(104,724)	209,216

Cash and banks
At the beggining of the period	605,502	517,420
At the end of the period	500,778	726,636

Net increase (decrease) in cash and banks	(104,724)	209,216

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.